EXHIBIT 99.1

Brookfield Infrastructure Reports Strong Second Quarter 2026 Results

This news release constitutes a “designated news release” for the purposes of the prospectus supplement dated November 19, 2025 to the short form base shelf prospectus of Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P. dated January 29, 2025

BROOKFIELD, NEWS, July 30, 2026 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the second quarter ended June 30, 2026.

“Brookfield Infrastructure delivered strong results in the first half of the year, generating 10% FFO per unit growth while making significant progress on our asset sale and deployment initiatives,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “The strength of our operating performance and self-funding model positions us well to convert a growing pipeline of high-quality investment opportunities into per-unit cash flow growth.”

Overview

Brookfield Infrastructure generated funds from operations (FFO) per unit of $0.89, representing a 10% increase compared to the prior year and achieving our growth target. Results were supported by strong underlying performance across the portfolio, led by significant contributions from our data and midstream segments, where FFO increased 36% and 17%, respectively, compared to last year. Our utilities and transport segments also generated solid growth, reflecting strong broad-based performance across each business segment. This performance was achieved while continuing to execute our successful asset sale program, which moderated reported growth, particularly in the transport and midstream segments.

	For the three months ended June 30		For the six months ended June 30
US$ millions (except per unit amounts), unaudited[1]	2026	2025	2026	2025
Net income (loss)[2]	$44	$69	$(17)	$194
– per unit[3]	$(0.07)	$(0.03)	$(0.27)	$0.01
FFO[4]	$702	$638	$1,411	$1,284
– per unit[5]	$0.89	$0.81	$1.79	$1.63

Brookfield Infrastructure reported net income of $44 million for the three-month period ended June 30, 2026 compared to net income of $69 million in the prior year. Current quarter results benefited from strong operational performance, mark-to-market gains on commodity contracts in our midstream segment and income associated with our asset sale program. This result was partially offset by higher depreciation and borrowing costs associated with our growth initiatives.

FFO for the second quarter was $702 million, representing 10% growth compared to the prior year on both a quarterly and year-to-date basis. The increase reflects strong organic growth within our 6-9% target range, supported by inflation-linked rate increases in our utilities segment, volume strength and higher utilization across our transport and midstream segments and the commissioning of over $1.5 billion of new capital projects from our backlog, particularly within our data segment. Results also benefited from the strong cash contribution from new investments, which are generating returns meaningfully above the yield on assets sold through our capital recycling program.

Strategic Initiatives

We had a successful first half of the year with our asset rotation strategy having secured or deployed over $800 million into new investments. In the past quarter, we have increased our equity commitment to the Bloom Energy framework to support an additional capex project and advanced the acquisition of Clarus, New Zealand’s leading gas infrastructure utility, with closing expected in the coming weeks.

Momentum in AI infrastructure is accelerating, with our AI factory strategy gaining traction globally and expanding our pipeline of investment opportunities. In the U.S., Brookfield was selected by the Department of Energy to develop an AI data center campus in Kentucky, designed to support over 1.2 GW of compute capacity over several years. We have formed a consortium with NextEra Energy and local utility partners to advance the project through a bring-your-own-power model. In South Korea, Brookfield, NAVER and NVIDIA announced plans to develop 200 MW of sovereign compute capacity. Under the proposed arrangement, Brookfield would act as NAVER’s exclusive capital partner to finance the deployment of NVIDIA GPUs at the campus, supporting one of South Korea’s largest planned sovereign compute developments.

We also expanded our framework with Bloom Energy five-fold, from $5 billion to $25 billion of total capex, creating a significant pipeline of future deployment opportunities for behind-the-meter power solutions for leading hyperscale and investment-grade customers. Together, these initiatives demonstrate the breadth of our AI infrastructure opportunity set and our ability to originate large-scale projects on a bilateral basis by combining our digital infrastructure and power expertise with flexible capital at scale to support leading energy and technology partners globally. As these opportunities progress, we will only commit material capital once appropriate commercial arrangements are secured and our risk-adjusted return objectives are met.

Our ability to pursue this growing opportunity set is supported by our successful asset sale program. We have generated nearly $1.2 billion of proceeds year to date, including approximately $200 million since last quarter, reinforcing our ability to self-fund growth while recycling capital at attractive valuations. With several sale processes well underway, we remain confident in achieving our capital recycling objective for 2026.

Public markets have been an increasingly effective exit channel to maximize value in our capital recycling program. So far during 2026, we have generated meaningful proceeds from public market transactions, reflecting both the quality of the businesses we have built and the depth of investor demand for scaled, high-quality infrastructure platforms. IPOs and follow-on public market monetizations provide us with an attractive path to crystallize value, broaden the buyer universe and retain flexibility to participate in future upside. They also give us optionality alongside private sale alternatives, supporting value maximization across multiple potential exit paths.

The most significant example was the IPO of our U.S. colocation data center operation on the New York Stock Exchange. Since our initial investment in 2018, we have transformed the business into a scaled platform comprising 64 sites across major U.S. markets and serving more than 1,700 customers. A key value driver in this transformation was the acquisition of over 40 sites from Cyxtera through its bankruptcy process, which scaled the platform, optimized the portfolio and accelerated growth. Since then, we have enhanced the company’s financial profile through lease-up of vacant capacity, under-roof densification projects, leased-site buyouts, cost optimization and selective site M&A. These initiatives have increased EBITDA by over 4x under our ownership and expanded capacity from 115 MW to approximately 390 MW.

The IPO represents the next step in our value creation plan. The transaction generated gross proceeds of approximately $1.2 billion at an attractive valuation, which were used primarily for a one-time deleveraging of the business’s balance sheet to better align the business’s capital structure with public market expectations. Brookfield retains a 64% ownership interest in the business and will continue to participate in future value creation, including the potential to grow the platform to approximately 1 GW of capacity through further equipment optimization and under-roof expansion.

We also advanced monetizations across two listed businesses in India. At our Indian telecom tower platform, we sold a 7% interest through the capital markets. At our Indian gas transmission operation, we completed several additional sell-downs to public market investors following our inaugural issuance last year, exiting a further 14% of the business. Combined, these transactions generated nearly $100 million of proceeds for BIP, with additional sales expected over the coming quarters.

Adding to our asset sale progress, we executed a second transaction under our established framework for monetizing de-risked and contracted container portfolios at our global intermodal logistics operation. On July 1, we completed a further programmatic sale of a majority interest in a portfolio of contracted containers, generating approximately $60 million of proceeds at BIP’s share. Including prior sales, we have now sold a 67% interest in a portfolio of containers representing over 25% of the business’s total fleet.

Finally, at our North American railcar leasing platform, we generated approximately $100 million of sale proceeds, or $20 million at BIP’s share. These proceeds were primarily generated through our structured investment framework, which provides for the transfer of ownership to our partner, GATX, over time.

Segment Performance

The following table presents FFO by segment:

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited[1]	2026	2025	2026	2025
FFO by segment
Utilities	$196	$187	$397	$379
Transport	311	304	594	592
Midstream	183	157	373	326
Data	154	113	303	215
Corporate	(142)	(123)	(256)	(228)
FFO[4]	$702	$638	$1,411	$1,284

The utilities segment generated FFO of $196 million, up 5% over the prior year. The increase was driven by inflation indexation, the contribution from over $500 million of capital commissioned into rate base over the last 12 months and the acquisition of our South Korean industrial gas business completed last year. This growth was partially offset by foregone earnings from asset sales, including the largest of four concessions within our Brazilian electricity transmission operation, which closed during the first quarter, and our Mexican regulated natural gas transmission pipeline business, which contributed to results in the comparable period.

FFO for the transport segment was $311 million, representing a 7% increase over the prior year after normalizing for capital recycling activity. The increase was primarily driven by broad-based operating performance, with volumes across our rail, port and toll road operations each increasing 3–7% year over year. In addition, results benefited from the contribution from our leading railcar leasing platform formed in partnership with GATX, which closed on January 1. These contributions were partially offset by foregone earnings from the sale of a 49% interest in our Australian export terminal, the sale of our Australian container terminal business, and a partial sale of our U.K. port operation, all of which closed in the prior year.

Our midstream segment generated FFO of $183 million, up 17% compared to the same period last year. The increase reflects strong organic growth across the portfolio, particularly at our Canadian diversified midstream business, which benefited from strong asset utilization and elevated commodity pricing. Results also benefited from the contribution of our recently acquired U.S. refined products pipeline system, partially offset by foregone earnings from the sale of our U.S. gas pipeline last year.

The data segment generated FFO of $154 million, representing a step-change increase of 36% compared to the prior year. The increase was driven by the contribution from our U.S. bulk fiber network acquired last September, as well as strong organic growth across the segment including income generated by our data center developers and the initial contribution from our partnership with Intel to construct semiconductor foundries in Arizona.

Balance Sheet and Liquidity

Capital markets remained constructive for high-quality issuers during the second quarter, despite ongoing volatility and uncertainty around the path of interest rates. Against this backdrop, we continued to benefit from the strength of our business and our conservative financing structure. Our asset-level balance sheets remain well insulated, with over 95% of our non-recourse term debt, excluding Brazil, at fixed rates. Recent prefunding activity has also reduced near-term maturities to less than 2% of our non-recourse debt over the next 12 months.

We recently executed several opportunistic asset-level financings to extend maturities and improve financial flexibility. Notable transactions include:

  At our U.S. refined products pipeline system, we upsized the existing Term Loan B to approximately $3.3 billion and extended its maturity to approximately seven years, with no scheduled principal amortization.
  We successfully issued £425 million of investment-grade notes at our U.K. regulated distribution operation across 7, 10, and 12-year tenors, refinancing near-term maturities at the lowest credit spreads achieved since 2018.
  At our global intermodal logistics operation, we raised approximately $550 million of investment-grade asset-backed securities to finance a portfolio of fully contracted containers. The issuance was launched with a minimum size of $350 million and was subsequently upsized due to robust demand. Pricing was attractive, with an average coupon of 5.3% for a five-year term.

On our corporate balance sheet we have over $2.6 billion of liquidity. This positions us well to execute on our investment pipeline and fund our backlog of organic growth opportunities while maintaining financial discipline. Our maturity profile remains well laddered, with no corporate debt maturities until 2027, and both credit rating agencies recently reaffirmed our BBB+ credit rating during the quarter, reflecting the strength of our balance sheet and overall credit profile.

BIP and BIPC Structure

We recently announced our intention to simplify Brookfield Infrastructure's corporate structure by combining BIP and BIPC into a single publicly traded corporation.

We expect the simplification to be tax-deferred for Canadian and U.S. investors and benefit all securityholders by improving trading liquidity, increasing demand from index funds and ETFs, simplifying investor analysis, broadening access to investors who prefer a traditional corporate structure and enhancing governance. For BIP unitholders, the simplification will eliminate onerous partnership tax reporting forms, while also providing preferential dividend tax rates for many Canadian and U.S. taxable investors.

A special meeting for securityholders to vote on the simplification will be held on October 14, 2026, and subject to approvals and closing conditions, the simplification transaction is expected to be completed in the fourth quarter of 2026.

Investor Day

We look forward to hosting our Investor Day on September 29, 2026 in Toronto where members of Brookfield Infrastructure's senior management team will provide an update on our strategic priorities and growth outlook.

Distribution and Dividend Declaration

The Board of Directors of BIP declared a quarterly distribution in the amount of $0.455 per unit, payable on September 29, 2026 to unitholders of record as at the close of business on August 31, 2026. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 9 and Series 11 have been declared, which will also be payable on September 29, 2026 to holders on August 31, 2026. The Series 13 and Series 14 regular quarterly dividends have also been declared and will be payable on September 15, 2026 to holders on August 31, 2026. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.455 per share, also payable on September 29, 2026 to shareholders of record as at the close of business on August 31, 2026.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s second quarter 2026 results and supplemental information, under the investor relations section at https://bip.brookfield.com.

To participate in the conference call today at 9:00 am ET, please pre-register at 2026Q2ConferenceCall. Upon registering, you will be emailed a dial-in number and unique PIN. The conference call will also be webcast live at 2026Q2Webcast.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager, headquartered in New York with over $1 trillion of assets under management. For more information, go to https://www.brookfield.com.

Contact Information

Media:	Investors:
John Hamlin	Stephen Fukuda
Director	Managing Director
Communications	Corporate Development & Investor Relations
Tel: +44 204 557 4334	Tel: +1 416 956 5129
Email: john.hamlin@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities referred to herein, nor shall there be any offer for sale, or solicitation of an offer to buy, any of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of any securities referred to herein will be made solely by means of a prospectus and an accompanying prospectus supplement relating to that offering.

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 12 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month period ended June 30, 2026 of 457.6 million and 458.7 million, respectively (2025: 461.3 million and 461.6 million).
  We define FFO as net income excluding the impact of certain non-cash items including depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to normal revenue earning activities or that are not normal, recurring cash operating expenses necessary for business operations. FFO is not adjusted for the income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites. The inclusion of this income reflects the operating performance of such investments and includes income (or losses) recognized in the current and prior periods. FFO also includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 10 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and six-month period ended June 30, 2026 was 791.7 million and 791.8 million, respectively (2025: 791.7 million and 792.0 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2026	Dec. 31, 2025

Assets
Cash and cash equivalents	$3,085	$3,201
Financial assets	21	173
Property, plant and equipment and investment properties	66,840	69,568
Intangible assets and goodwill	32,324	34,975
Investments in associates and joint ventures	6,960	6,377
Assets held for sale	1,336	2,346
Deferred tax asset and other	11,382	11,510
Total assets	$121,948	$128,150

Liabilities and partnership capital
Corporate borrowings	$5,263	$4,947
Non-recourse borrowings	57,202	59,551
Financial liabilities	3,408	3,424
Liabilities held for sale	883	1,289
Deferred tax liability and other	22,669	23,399

Partnership capital
Limited partners	4,413	4,889
General partner	24	25
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,834	2,017
Exchangeable units/shares[1]	1,368	1,501
Perpetual subordinated notes	293	293
Interest of others in operating subsidiaries	23,862	26,086
Preferred unitholders	729	729
Total partnership capital	32,523	35,540
Total liabilities and partnership capital	$121,948	$128,150

  Includes non-controlling interest attributable to BIPC exchangeable shares and class A.2 exchangeable shares, BIPC exchangeable LP units and Exchange LP units.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months ended June 30		For the six months ended June 30
US$ millions, except per unit information, unaudited	2026	2025	2026	2025

Revenues	$6,482	$5,429	$12,783	$10,821
Direct operating costs	(4,892)	(3,995)	(9,497)	(7,959)
General and administrative expense	(114)	(108)	(223)	(205)
	1,476	1,326	3,063	2,657
Interest expense	(1,073)	(909)	(2,120)	(1,808)
Share of earnings (losses) from associates and joint ventures	33	(12)	(8)	111
Mark-to-market gains (losses)	77	(139)	(38)	(265)
Other income	165	143	36	392
Income before income tax	678	409	933	1,087
Income tax (expense) recovery
Current	(154)	(201)	(312)	(391)
Deferred	(35)	44	16	82
Net income	489	252	637	778
Non-controlling interest of others in operating subsidiaries	(445)	(183)	(654)	(584)
Net income (loss) attributable to partnership	$44	$69	$(17)	$194

Attributable to:
Limited partners	$(24)	$(6)	$(110)	$20
General partner	86	80	172	160
Non-controlling interest
Redeemable partnership units held by Brookfield	(11)	(3)	(46)	9
Exchangeable units/shares[1]	(7)	(2)	(33)	5
Basic and diluted (loss) income per unit attributable to:
Limited partners[2]	$(0.07)	$(0.03)	$(0.27)	$0.01

  Includes non-controlling interest attributable to BIPC exchangeable shares and class A.2 exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month period ended June 30, 2026 was 457.6 million and 458.7 million, respectively (2025: 461.3 million and 461.6 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2026	2025	2026	2025

Operating activities
Net income	$489	$252	$637	$778
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	58	87	201	228
Depreciation and amortization expense	1,095	941	2,170	1,901
Mark-to-market, provisions and other	(176)	28	40	(120)
Deferred income tax expense (recovery)	35	(44)	(16)	(82)
Change in non-cash working capital, net	(8)	(75)	(646)	(648)
Cash from operating activities	1,493	1,189	2,386	2,057

Investing activities
Net proceeds from (investments in):
Operating assets	1,067	(169)	2,144	262
Associates	(248)	674	(248)	674
Long-lived assets	(1,224)	(960)	(3,256)	(1,758)
Financial assets	(27)	(9)	8	226
Net settlements of foreign exchange contracts	(49)	(16)	(67)	(18)
Other investing activities	(10)	20	(66)	50
Cash used by investing activities	(491)	(460)	(1,485)	(564)

Financing activities
Distributions to limited and general partners	(461)	(436)	(922)	(873)
Net borrowings:
Corporate	342	100	432	286
Subsidiary	1,242	1,634	1,918	1,071
Net preferred units redeemed	—	(90)	—	(90)
Exchangeable shares issued, net of unit repurchases	3	(26)	32	(24)
Net capital provided to non-controlling interest	(1,391)	(856)	(2,194)	(1,271)
Lease liability repaid and other	(70)	(221)	(242)	(396)
Cash (used by) from financing activities	(335)	105	(976)	(1,297)

Cash and cash equivalents
Change during the period	$667	$834	$(75)	$196
Cash reclassified as held for sale	(8)	11	(8)	(28)
Impact of foreign exchange and other on cash	(32)	34	(33)	103
Balance, beginning of period	2,458	1,463	3,201	2,071
Balance, end of period	$3,085	$2,342	$3,085	$2,342

Brookfield Infrastructure Partners L.P.
Reconciliation of Net Income to Funds from Operations

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2026	2025	2026	2025

Net income	$489	$252	$637	$778
Add back or deduct the following:
Depreciation and amortization	1,095	941	2,170	1,901
Share of losses (earnings) from investments in associates and joint ventures	(33)	12	8	(111)
FFO contribution from investments in associates and joint ventures[1]	277	248	494	482
Deferred tax expense (recovery)	35	(44)	(16)	(82)
Mark-to-market (gains) losses	(77)	139	38	265
Other (income) expenses[2]	(76)	(51)	153	(183)
Consolidated Funds from Operations	$1,710	$1,497	$3,484	$3,050
FFO attributable to non-controlling interests[3]	(1,008)	(859)	(2,073)	(1,766)
FFO	$702	$638	$1,411	$1,284

  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Other (income) expense corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended June 30		For the six months ended June 30
US$, unaudited	2026	2025	2026	2025

(Loss) income per limited partnership unit[1]	$(0.07)	$(0.03)	$(0.27)	$0.01
Add back or deduct the following:
Depreciation and amortization	0.58	0.53	1.16	1.07
Deferred taxes and other items	0.38	0.31	0.90	0.55
FFO per unit[2]	$0.89	$0.81	$1.79	$1.63

  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month period ended June 30, 2026 was 457.6 million and 458.7 million, respectively (2025: 461.3 million and 461.6 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and six-month period ended June 30, 2026 was 791.7 million and 791.8 million, respectively (2025: 791.7 million and 792.0 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 8 of this release, which is prepared in accordance with IFRS. Management uses FFO per unit as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports Solid Second Quarter 2026 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today declared a quarterly dividend in the amount of $0.455 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on September 29, 2026 to shareholders of record as at the close of business on August 31, 2026. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN) on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of BIP. We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s supplemental information and its other continuous disclosure filings. BIP’s supplemental information is available at https://bip.brookfield.com. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at https://sec.gov or on SEDAR+ at https://sedarplus.ca.

Results

The net income of BIPC is captured in the Partnership’s financial statements and results.

BIPC reported net income of $61 million for the three-month period ended June 30, 2026, compared to a net loss of $309 million in the prior year. The increase is primarily due to the reduced impact of the revaluation on our own Shares that are classified as liabilities under IFRS. Current period results benefited from inflation-indexation across our businesses and capital commissioned into rate base at our U.K. regulated distribution business, which was partly offset by higher financing costs and an increase in dividends paid on our exchangeable shares that are classified as interest expense, resulting from a 6% increase in our quarterly dividend compared to the prior year.

Cautionary Statement Regarding Forward-looking Statements

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities referred to herein, nor shall there be any offer for sale, or solicitation of an offer to buy, any of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of any securities referred to herein will be made solely by means of a prospectus and an accompanying prospectus supplement relating to that offering.

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2026	Dec. 31, 2025

Assets
Cash and cash equivalents	$690	$431
Due from Brookfield Infrastructure	1,663	1,574
Property, plant and equipment	13,518	14,198
Intangible assets	3,238	3,102
Investments in associates	275	295
Goodwill	1,708	1,680
Assets held for sale	1,060	—
Deferred tax asset and other	2,390	2,745
Total assets	$24,542	$24,025

Liabilities and equity
Accounts payable and other	$1,166	$1,208
Loans payable to Brookfield Infrastructure	100	100
Shares classified as financial liability	5,392	5,129
Non-recourse borrowings	12,786	13,169
Financial liabilities	57	23
Liabilities held for sale	809	—
Deferred tax liability and other	2,433	2,391

Equity
Equity in net assets attributable to the Partnership	(1,540)	(1,299)
Non-controlling interest	3,339	3,304
Total equity	1,799	2,005
Total liabilities and equity	$24,542	$24,025

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2026	2025	2026	2025

Revenues	$940	$866	$1,824	$1,795
Direct operating costs	(368)	(303)	(713)	(658)
General and administrative expenses	(22)	(20)	(43)	(39)
	550	543	1,068	1,098
Interest expense	(322)	(267)	(627)	(540)
Share of earnings from investments in associates	5	10	9	10
Remeasurement of financial liability associated with our exchangeable shares[1]	(37)	(550)	(122)	(243)
Mark-to-market and other	(49)	57	(61)	325
Income (loss) before income tax	147	(207)	267	650
Income tax (expense) recovery
Current	(81)	(94)	(152)	(211)
Deferred	(5)	(8)	(18)	14
Net income (loss)	$61	$(309)	$97	$453

Attributable to:
Partnership	$(83)	$(477)	$(195)	$(88)
Non-controlling interest	144	168	292	541

  Reflects (losses) gains on shares with an exchange/redemption option that are classified as liabilities under IFRS.

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2026	2025	2026	2025

Operating activities
Net income (loss)	$61	$(309)	$97	$453
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	(3)	(10)	20	(10)
Depreciation and amortization expense	161	153	320	348
Mark-to-market and other	65	(48)	94	(307)
Remeasurement of financial liability associated with our exchangeable shares	37	550	122	243
Deferred income tax expense (recovery)	5	8	18	(14)
Change in non-cash working capital, net	157	134	(5)	8
Cash from operating activities	483	478	666	721

Investing activities
Disposal of subsidiaries, net of cash disposed	—	—	—	431
Purchase of long-lived assets, net of disposals	(302)	(168)	(435)	(242)
Purchase of financial assets	(48)	(35)	(48)	(35)
Other investing activities	15	398	15	9
Cash (used by) from investing activities	(335)	195	(468)	163

Financing activities
Net capital provided to non-controlling interest	(176)	(367)	(222)	(518)
Net borrowings	194	604	157	134
Exchangeable shares issued, net of costs	—	—	139	—
Other financing activities	(60)	20	(30)	(16)
Cash (used by) from financing activities	(42)	257	44	(400)

Cash and cash equivalents
Change during the period	$106	$930	$242	$484
Impact of foreign exchange on cash	(5)	13	17	59
Balance, beginning of period	589	274	431	674
Balance, end of period	$690	$1,217	$690	$1,217